SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                    SBE, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    783873201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William B. Heye, Jr.
                                    SBE, Inc.
                           2305 Camino Ramon, Ste. 200
                               San Ramon, CA 94583
                                 (925) 355-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2004
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format should include a signed original and five (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

CUSIP NO.        783873201             13D                     Page 2 of 4 Pages

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William B. Heye, Jr.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |_| (b) |_|
--------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                             PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER - 416,763
      NUMBER
        OF            ----------------------------------------------------------
      SHARES            8     SHARED VOTING POWER - 0
   BENEFICIALLY
     OWNED BY         ----------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER - 416,763
      PERSON
       WITH           ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

           416,763(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    |-|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 7.5%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

(1) Includes 415,000 shares subject to outstanding options exerciseable within 60 days of December 31, 2004.

Item 1:  Security and Issuer.

         Class of Securities:       Common Stock

         Issuer:                    SBE, Inc. ("Issuer")

         Principal Address:         2305 Camino Ramon, Suite 200
                                    San Ramon, CA 94583

Item 2:  Identity and Background.

         (a)      Reporting Persons:

                  William B. Heye, Jr.

         (b)      Principal Business Address:

                  SBE, Inc.
                  2305 Camino Ramon, Suite 200
                  San Ramon, CA 94583

         (c) Principal Occupation/Principal Business: Member of the Board of Directors of SBE, Inc.

         (d)      None.

         (e)      None.

         (f)      Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         Personal funds.

Item 4:  Purpose of Transaction.

         Investment purpose.

Item 5:  Interest in Securities of the Issuer.

(a)      Shares Owned   416,763 (includes 415,000 shares exercisable within 60
         days from December 31, 2004).

(b)      Percentage of Class 7.5%

(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7:  Material to be Filed as Exhibits.

         Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 9, 2005

By:      /s/ William B. Heye, Jr.
   -----------------------------------------------------
         William B. Heye, Jr.